

13030608

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 AND ENDING December 31, 2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teneca LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
(No. and Street)

Minneapolis (City) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger Jones (952)-345-0304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meuwissen, Flygare, Kadrlik & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

6400 Flying Cloud Drive (Address) Eden Prairie (City) Minnesota (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Roger Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teneca, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public


RYAN DAVID EVANSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TENECA, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

Table of Contents



Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

INDEPENDENT AUDITOR'S REPORT

To the Members of
Teneca, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the statement of financial condition of Teneca, LLC as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759

6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneca, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepared the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Meuwissen, Flygare, Kaldrik & Associates, P.A.

Eden Prairie, Minnesota

January 22, 2013

TENECA, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	67,474
Receivable from customers		10,500
Prepaid expenses		40
Furnishings and equipment, at cost, less accumulated depreciation of $19,685		1,533
Security deposit		4,756
Total assets	$	84,303

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	53,340
Subordinated note payable		10,000
Total liabilities		63,340
Members' equity		20,963
Total liabilities and members' equity	$	84,303

See notes to financial statements.

TENECA, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUES	
Investment banking fees	$ 357,500
Other income	18
Total revenues	357,518
EXPENSES	
Employee compensation and benefits	197,360
Communications and data processing	5,552
Depreciation	1,493
Interest expense	800
Licenses and permits	5,846
Occupancy	40,134
Other expenses	2,664
Professional services	26,927
Total expenses	280,776
Net income	$ 76,742

See notes to financial statements.

TENECA, LLC
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

		Members' Equity (Deficit)
Balance - December 31, 2011	$	(55,779)
Net income		76,742
Balance - December 31, 2012	$	20,963

See notes to financial statements.

TENECA, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
YEAR ENDED DECEMBER 31, 2012

Balance - December 31, 2011	$ 10,000
Proceeds (payments)	-
Balance - December 31, 2012	$ 10,000

See notes to financial statements.

TENECA, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012
Increase (decrease) in cash

Operating activities		
Net income	$	76,742
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		1,493
Changes in operating assets and liabilities:		
Receivable from customers		(10,500)
Accrued expenses		(8,750)
Net cash from operating activities and net increase in cash		58,985
Cash at beginning of year		8,489
Cash at end of year	$	67,474

See notes to financial statements.

1. *Nature of Business and Significant Accounting Policies*

Organization and Nature of Business

Teneca, LLC (the Company) is a registered securities broker-dealer that engages primarily in investment banking, mergers and acquisitions advisory services, and debt and equity placements. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company which was organized on September 29, 2006. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Accounts Receivable

Accounts receivable from customers include amounts due for retainer fees. The company utilizes the reserve method of accounting for doubtful accounts. However, at December 31, 2012, all accounts receivable were considered fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of 5 to 7 years.

Income Taxes

Income or loss of the Company is allocated to the members for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2009.

1. *Nature of Business and Significant Accounting Policies (Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Concentrations of credit risk with respect to trade accounts receivables are limited due to the nature of customers comprising the Company's customer base. Management believes the Company is not exposed to any significant credit risk related to cash or trade accounts receivables.

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Date of Management's Review

Management has evaluated subsequent events through January 22, 2013, the date the financial statements were available to be issued.

2. *Lease Commitments*

The Company leases office space under an operating lease which expires in February 2013. The lease required a $4,756 security deposit. Effective March 2011, the Company began leasing office equipment requiring a minimum monthly payment of $260 plus operating costs. The lease operates on a 90-day renewal basis. Rent expense, including operating expenses and real estate taxes was $51,310 in 2012 and is included in the Occupancy expense line item on the Statement of Operations. Aggregate annual rentals for office space and equipment at December 31, 2012, are approximately as listed as follows:

Year	Amount
2013	$11,024

3. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $14,134 which was $9,134 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 3.77 to 1.

The Company operates under the provisions of section (k)(2)(i) of Rule 15-c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

4. *Subordinated Note*

The note is due to a member, is subordinated to the claims of any general creditors, bears interest at 8% annually, and is due May 30, 2015. The subordinated note payable is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In 2012, interest expense on this note was $800.

5. *Employee Benefit Plan*

The Company has a defined contribution profit sharing plan (the Plan), which provides retirement benefits to substantially all employees after one year of service and attaining age 21. The Plan allows the Company to make discretionary contributions. The Company accrued $53,140 of discretionary contributions during 2012.

6. *Concentrations*

During 2012, the two largest customers individually comprised approximately 71% and 20% of investment banking fees earned.

Supplementary Information

TENECA, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2012

Net Capital		
Total members' equity	$	20,963
Additions:		
Subordinated note	$	10,000
Total additions	$	10,000
Deductions:		
Non-allowable assets	$	16,829
Total deductions	$	16,829
Net capital before haircuts on securities positions	$	14,134
Haircuts on securities		-
Net capital	$	14,134
Aggregate Indebtedness		
Items included in statement of financial condition		
Accrued expenses and other payables	$	53,340
Total aggregate indebtedness	$	53,340
Computation of Basic Net Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness) (A)	$	3,558
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	5,000
Net capital requirement (greater of (A) or (B))	$	5,000
Excess net capital	$	9,134
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	8,134
Ratio: Aggregate indebtedness to net capital (percentage)		3.77 to 1
Reconciliation with Company's Computation		
(Included in Part II A of Form X-17A-5 as of December 31, 2012)		
Net capital as reported in Company's Part II A (unaudited) Focus report	$	14,134
Year end adjustments		-
Net capital per above	$	14,134



Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members' of Teneca, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Teneca, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered Teneca, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under the Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Meuwissen, Flygare Kadrlik & Associates, P.A.

Eden Prairie, Minnesota
January 22, 2013